UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On May 29, 2026, ReNew Energy Global Plc (“ReNew” or the “Company”) (NASDAQ: RNW, RNWWW) announced that it has received a non-binding proposal dated May 28, 2026 from Canada Pension Plan Investment Board (“CPP Investments”) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) (together with CPP Investments, the “Consortium”) to, subject to the Rollover (as defined below), acquire the entire issued and to be issued share capital of the Company not already owned by members of the Consortium, for cash consideration of US$6.75 per share (the “Proposed Transaction”).

The Proposed Transaction will be structured as a UK scheme of arrangement (the “Scheme”). In connection with the Scheme, each non-Consortium shareholder of the Company will be entitled to either (i) receive US$6.75 in cash for each Share it holds in exchange for transferring its shares to CPP Investments or its designated affiliates (the “Cash Offer”), or (ii) elect to retain its shares (the “Rollover”) and remain a shareholder of the Company. Under the terms of the non-binding proposal, unless a shareholder specifically makes an election for Rollover prior to the court hearing for the Scheme, such shareholder will receive the Cash Offer.

A Special Committee (“Special Committee”) of the Board of Directors of ReNew, comprising five independent non-executive Directors of ReNew and chaired by Manoj Singh, the Lead Independent Director, is currently evaluating the non-binding proposal.

The Special Committee's mandate is to rigorously explore and evaluate all strategic capitalization and financing opportunities available to the Company, including the proposal received from the Consortium, and to act in the best interests of all investors. To assist in these efforts, the Special Committee has retained an independent financial advisor, Rothschild & Co and independent legal counsel, Linklaters LLP.

While the Special Committee’s evaluations are underway, the ReNew Executive Management’s primary focus will be to continue to ensure the effective management of the Company and in addition, contribute to the evaluation process, as required by the Special Committee.

No assurance can be given regarding the likelihood, terms or details of a potential transaction resulting from the non-binding proposal received from the Consortium or any other potential transaction. Further decisions or disclosures by the Special Committee will be made as appropriate or required.

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company outline certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~20.2 GW (including 1.7 GW/6.2 GWh of BESS) on a gross basis as of May 18, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cells manufacturing capacity by another 4 GW, which is expected to be operational by December 2026. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi

Nitin Vaid

ir@renew.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer